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EXHIBIT 1
Unofficial translation

WAVECOM

Société anonyme
with a share capital of FF. 15.578.623 euros
Registered office: 39, rue du Gouverneur Général Eboué,
92442—Issy les Moulineaux
RCS: Nanterre B 391 838 042

MEMORANDUM AND ARTICLES OF ASSOCIATION

TITLE I

FORM—NAME—OBJECTS—REGISTERED OFFICE—DURATION

ARTICLE 1—FORM

    The owners of shares created below and of shares which may be created afterwards constitute a corporation (Société anonyme) which is governed by the Company Act of July 24th, 1966 and by the present Memorandum and Articles of Association.

ARTICLE 2—CORPORATE NAME

    The name of the company is: Wavecom

    In all deeds and documents emanating from the company and addressed to third parties, this name must always be preceded or immediately followed by the words "société anonyme" or the initials "S.A." and by the mention of the amount of the capital.

ARTICLE 3—PURPOSE OF BUSINESS

    The objects of the company are, in France and abroad:

  •
  fundamental and applied research, the development of systems and products in the areas of radio-transmission, radio-communication, telecommunications, electronics and data processing markets

    Within these sectors:

  •
  the design, manufacturing and commercialization of components, products and software;

  •
  any provision of services;

  •
  the registration and exploitation of patterns, patents, trademarks, and manufacturing processes;

  •
  the establishment, organization, and delivery of lectures, seminars, debates, conferences and more generally of any activity relating to training schemes;

  •
  the publishing of books, newspapers, information bulletins, articles and the distribution of any audio-visual aids;

  •
  the direct or indirect holding of shares within any existing companies or companies to be set up, whose purpose of business is linked, related or similar to Wavecom's;

  •
  and on the whole, any industrial, commercial, financial, civil, personal property or real estate operations directly or indirectly linked to the purpose of business as stated in this Article or purposes of business related or similar to Wavecom's registered purpose of business or likely to facilitate the development or the application of the company.

ARTICLE 4—REGISTERED OFFICE

    The registered office of the company is at:

    39, rue du Gouverneur Général Eboué,
    92442—Issy les Moulineaux Cedex,
    France.

    It may be transferred to any other place within the same district (département) or any adjacent district by decision of the Board of directors subject to the ratification of this decision by the next ordinary general meeting of the shareholders. It may also be transferred to any other place pursuant to a resolution of the extraordinary general meeting.

    If the transfer is approved by the Board, the latter is authorized to proceed with the requested formalities of publication and registration provided that it is mentioned that the transfer is subject to the abovementioned ratification.

ARTICLE 5—DURATION

    The duration of the company shall be of ninety nine (99) years from the date of registration with the Register of Commerce and Companies, except in the event of early dissolution or extension decided by the extraordinary meeting of the shareholders.

***  ***  ***

TITLE II

CAPITAL AND SHARES

ARTICLE 6—CAPITAL

    The capital of the company amounts to 14,578,623 Euros.

    It is divided into 14,578,623 shares of 1 Euro each, all subscribed and entirely paid up.

    Mr. Bernard Gilly is receiving special benefits as a result of the grant by the combined shareholders' meeting of March 15th, 2000 of 15,000 warrants, each entitling its holder to subscribe to one share; the said benefit consists of:

  (i)
  the grant of warrants without consideration and

  (ii)
  the use of a fixed exercise price per share, which is the estimated market value of a share on March 14th, 2000.

    Mr. Stephen Imbler is receiving special benefits as a result of the grant by the combined shareholders' meeting of June 27th, 2000 of 15,000 warrants, each entitling its holder to subscribe to one share; the said benefit consists of:

  (i)
  the grant of warrants without consideration and

  (ii)
  the use of a fixed exercise price per share, which is the estimated market value of a share on June 26th, 2000.

ARTICLE 7—FORM OF SHARES—TRANSFER OF SHARES—IDENTIFICATION OF SHAREHOLDERS

    7.1. The shares which are entirely paid up may be either nominal or bearer shares at the shareholder's discretion, subject to legislative requirements and conditions in force concerning the form of the shares held by certain persons, either physical or moral.

    They are entered into account in accordance with the conditions and terms provided for by the law and regulations in force.

    Nevertheless, certificates or documents certifying shares may be created in the conditions provided for by the law.

    The shares entered into the account are freely transferred from account to account.

    The acceptance of the transferee is only required for the transfer of shares which are not entirely paid up yet.

    The costs for the transfer shall be borne by the transferees.

    Shares whose nominal value has not been fully paid cannot be transferred.

    7.2. Any person,—individual or legal, acting alone or jointly—who acquires—directly or indirectly, through one or several legal persons, in or over which it has control, as defined by article 355-1 of the Company Act of July 24th, 1966—a part of five per cent (5%) of either the capital stock or the voting rights, or any multiple of this percentage, must inform the company of the total number of shares or voting rights it possesses by way of a registered mail (acknowledgement of receipt requested) sent to the registered offices within fifteen (15) days starting from the crossing of one of these thresholds.

    This duty of information shall apply any time the part of capital stock or voting rights falls below one of the above mentioned thresholds.

    Every time these rules are not abided by and upon request of one or several shareholder(s) possessing more than five per cent (5%) of the capital stock or voting rights, the shares or certificates of voting rights in excess of the part which should have been declared, are deprived of the voting right for any shareholders meeting to be held until the expiration of a two (2)-year-period from the date that due notice is served.

    7.3. The company may, pursuant to the law and regulations in force, ask to any authorized body—at any time and against the payment of fees—the name (or if it is a legal person, the company name), nationality and address of holders of shares conferring immediately or in the long run the right to vote in its shareholders assemblies, together with the number of shares held by each of them, and if any, the restrictions on these shares.

ARTICLE 8—RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

    The rights and obligations remain attached to the share and are transferred to whoever may own the share.

    Ownership of the shares denotes acceptance by the shareholder of the company's articles of association and the decisions of the shareholders at shareholders meetings.

    In addition to the right to vote, each share grants a right to a share in the profits, the company assets and the liquidation premium proportionally to the number of shares and the face value of the existing shares.

    Each time it shall be necessary to hold several shares in order to exercise a right, it will be up to the shareholder(s) missing such a number to take the necessary actions to group and eventually purchase a sufficient number of shares.

    In accordance with the conditions provided for by article 269-8 of the Company law Act of July 24th, 1966, the Company may request to purchase back either the totality of its own preferred shares without voting rights or certain categories of them, each category being determined at the date of issuance.

ARTICLE 9—PAYING UP OF THE SHARES

    The payment in cash of shares subscribed because of an increase in the capital shall be made on the conditions decided by the extraordinary general assembly.

    The initial payment shall not amount to less than:

  (i)
  at the time of the subscription at half of the face value of the shares and

  (ii)
  at the time of an increase in the capital a quarter of the face value of the shares

    It amounts—if need be—to the totality of the share premium.

    The remainder shall be paid up at the request of the board of directors in one (1) or several time(s) within a five(5)-year-period from the date when the increase in the capital has been completed.

    The called portions and the date at which the matching sums shall be paid are notified to each shareholder at least fifteen (15) days before the date at which these sums are due.

    Any delay in the payment of the sums due shall automatically trigger an interest at the legal rate in commercial matters increased by three (3) points, calculated day per day on a basis of three hundred and sixty days (360), commencing on due date, without prejudice to the personal proceedings that the company may take against the defaulting shareholder and to the forced measures of enforcement provided by the law.

***  ***  ***

TITLE III

MANAGEMENT OF THE COMPANY

ARTICLE 10—BOARD OF DIRECTORS

    The company is managed by a board of directors made up of individuals or legal persons whose number is determined by the ordinary shareholders meeting within the limits provided for by the law.

    A legal entity must, at the time of its appointment, designate an individual who will be its permanent representative in the board of directors. The duration of the office of this permanent representative is the same as that of the director legal person he represents. In the event the legal person revokes his permanent representative, it must replace the said representative immediately. The same rules apply in case of death or resignation of the permanent representative.

    Each director must own at least one (1) share during his term of office.

    If—at the time of his appointment—the director does not own the requested number of shares or if during his; /her term, he / she no longer owns the requested number of shares, he / she is considered to have automatically given his resignation, if he / she has failed to correct his / her situation within three (3) months.

    The directors' term of office is of three (3) years; one (1) year being the period in between two (2) consecutive yearly ordinary general meetings. The office of a director shall terminate at the end of the ordinary general meeting of shareholders which acts on the accounts of the preceding financial year and is held in the year during which the office of the said director comes to an end.

    The Board is subject to retirement by rotation so that board members retire in three equal groups (or as equal as possible) over a period of three (3) years. Retirement takes place by rank of seniority. However, if need be, the shareholders meeting may decide that the order of departure is determined by drawing lots during a board meeting.

    The directors may always be re-elected, they may also be revoked at any time by the ordinary shareholders meeting.

    In case of death or resignation of one (1) or several director(s), the board of directors may make (a) provisional appointment(s), even between two meetings of shareholders.

    The provisional appointments made pursuant to the previous paragraph shall be ratified by the next ordinary shareholders meeting.

    For want of ratification, the resolutions and acts completed beforehand by the Board remain nonetheless valid.

    When the number of directors has fallen below the requested minimum number, the remaining directors shall summon immediately the ordinary shareholders assembly, with a view to reach the full complement of the Board.

    The director who has been appointed in replacement of another director whose office has not expired remains in office only for the remaining duration of the office of his predecessor.

    An employee of the company may be appointed as a director. His contract of employment must relate to genuine services provided. In this case, he does not lose the benefit of his work contract.

    The number of the directors who are linked to the company with a work contract cannot exceed one third of the directors in office.

    The directors cannot be more than sixty five (65) years old. In case one of the directors reaches this upper age limit during his / her office, the oldest director is automatically considered as having resigned at the closest ordinary shareholders meeting.

ARTICLE 11—MEETINGS OF THE BOARD

    11.1. The meetings of the Board of directors take place as often as the interests of the company require.

    11.2. The president summons the directors to the meetings of the Board. The notification of the meetings may be made by any means, irrespective of them being oral or in writing.

    Furthermore, members of the Board may validly summon the Board as long as they represent at least one third of the members of the Board. In such a case, they must indicate the order of the day for the meeting.

    In case a work's council exists, the representatives of this council—appointed pursuant the Labor Code—must be invited to every meeting of the Board.

    The meeting takes place either at the registered office or at any other place in France or abroad.

    11.3. For the resolutions of the Board of directors to be valid, at least half of its members must be present.

    Any decision granting options to purchase new or existing shares of the Company to a director who is also an employee, to the president or to the general manager of the company (if he is also a director), within the framework of an authorization given by the extraordinary shareholders meeting, pursuant to articles 208-1 and following of the Company law act of July 24th, 1966, shall be taken by a majority vote among the directors who are present or represented. The concerned director as well as any other director who may be granted similar options cannot take part in the vote.

    The resolutions of the Board shall be taken at a majority vote; in case of a split decision, the president has no casting vote.

    11.4. Any director may grant the power—even by letter, telegram, telex or fax—to any other director to represent him / her at a Board meeting; but each director is allowed to have no more than one (1) proxy per meeting.

    11.5. The copies or abstracts of the minutes of the Board of directors are certified by the president of the Board, a general manager, the director temporarily delegated in the duties of president or by a representative duly authorized for that purpose.

ARTICLE 12—POWERS OF THE BOARD

    The board of directors is vested with the most extensive powers to act under all circumstances on behalf of the company and take any decision relating to management or disposing acts, within the limits set by the registered purpose of business, and depending on the powers expressly granted by the law to the general meetings of the shareholders.

ARTICLE 13—GENERAL MANAGEMENT OF THE COMPANY

    The board elects one of its members as president, who is necessarily an individual. The Board determines the duration of the office of the president: it cannot exceed that of the office of a director. The Board may remove the president at any time. The remuneration of the president is decided by the board of directors.

    The president of the board is responsible for the general management of the company.

    The president is vested with the most extensive powers, subject to:

  •
  the limits set up by the registered purpose of business,
  •
  the powers that the law grants to the general shareholders meetings, and
  •
  the powers which the law reserves specifically for the board of directors.

    Pursuant to article 706-43 of the Criminal Proceedings Code, the president may validly delegate to any person of his / her choice the powers to represent the company within the framework of criminal proceedings which might be taken against the company.

    The president cannot be over sixty-five (65) years old. In case the president would reach this upper age limit during his / her office, he / she would automatically be considered as having resigned. However, his / her office is extended until the closest Board of directors meeting, at which his successor shall be appointed. Subject to this provision, the president of the Board of directors may always be re-elected.

ARTICLE 14—GENERAL MANAGER

    Upon its president's proposal, the board of directors may appoint one (1) or several individual(s) as general manager(s) with the aim of assisting the President. General managers may be removed at any time by the board, upon proposal of the president.

    In agreement with the president, the board of directors shall determine the scope and the duration of the powers delegated to the general manager. The remuneration of the general manager is decided by the board of directors. When the general manager is a director, his term of office may not exceed that of his directorship.

    Towards third parties, general managers have the same powers as the president has, among which: to go to court.

    A general manager cannot be over sixty-five (65) years old. A general manager who has reached this age is automatically considered as having resigned. However, the general manager shall remain in office until a new general manager is appointed at the closest board meeting.

    Two (2) general managers may be appointed as soon as the capital of the company has reached or exceeded five hundred thousand (500,000) Francs. Five (5) general managers may be nominated as soon as the capital has reached or exceeded ten hundred thousand (10,000,000) Francs, provided that at least three (3) of the five (5) general managers are directors as well.

ARTICLE 15—AGREEMENTS SUBJECT TO AUTHORIZATION

    15.1. Securities, endorsement of drafts and guarantees provided by the company shall be authorized by the Board of directors in compliance with the conditions provided for by the law.

    15.2 Any agreement to be entered into between the company and one of its directors or general managers—either directly or indirectly or through an intermediary—must be allowed by a prior authorization of the board of directors.

    Such prior authorization is also required for agreements between the company and another company, should one of the directors or general managers of the company be an owner, partner with unlimited liability, manager, director, general manager, member of the management committee (directoire) or supervisory council (conseil de surveillance) of the said company.

    This prior authorization of the Board of directors is required pursuant to the conditions provided for by the law. Whereas the director in question shall be taken into account for the quorum calculation, his / her vote shall not be taken into consideration for the calculation of the majority.

ARTICLE 16—FORBIDDEN AGREEMENTS

    Directors who are not legal persons are prohibited from:

  •
  taking out loans from the company, no matter which form is used,
  •
  requiring and getting an overdraft on a current account or otherwise, and
  •
  from getting guarantee from the company for the agreements they have entered into with third people.

    The same prohibition applies to general managers and to permanent representatives of the directors legal persons. It also applies to spouses, ascendants and descendants of the persons referred to in the previous paragraph, as well as to any interposed person.

ARTICLE 17—STATUTORY AUDITORS

    Audits of the company shall be carried out, as provided by the law, by one (1) or several statutory auditor(s) who fulfill(s) the eligibility conditions. When the legal conditions are met, the company shall appoint two (2) statutory auditors at least.

    Each statutory auditor is appointed by the ordinary assembly of directors.

    The ordinary assembly appoints one (1) or several substitute statutory auditor(s) to replace the auditor(s) who has / have tenure in case of refusal, impediment, resignation or death.

    In case the ordinary assembly fails to elect a statutory auditor, any shareholder may require that an auditor be judicially appointed, the president of the Board of directors having been duly called. The office of the judicially appointed auditor shall expire when the ordinary assembly of shareholders has appointed the statutory auditor(s).

TITLE IV

SHAREHOLDERS MEETINGS

ARTICLE 18

    The general meetings of shareholders shall be convened and held as provided by the law.

    The shareholders meetings are held at the registered office or at any other place mentioned in the convening notices.

    The right to participate to the meetings is subject:

  •
  with respect to owners of nominal shares, to the registration of the shares under the name of the shareholder on the company registers at least one (1) working day before the date of the shareholders meeting.
  •
  with respect to owners of bearer shares, to the deposit—at least one (1) working day before the date of the shareholders meeting, in the conditions provided for in article 136 of the decree of March 23rd, 1967, at the place indicated in the notification of the meeting—of a certificate delivered by their nominee and certifying that the shares registered in their account are not transferable until the date of the meeting.

    In case the shareholder does not personally attend the meeting, the latter may choose one (1) of the three (3) following possibilities:

  •
  to give a proxy to another shareholder or to his / her spouse, or
  •
  to vote by mail, or
  •
  to address a proxy to the company without indicating any mandate in the conditions provided for by the law and regulations in force.

    The meetings are presided over by the president of the Board of directors or, if he / she is absent, by a director duly delegated for that purpose by the Board. Otherwise the assembly elects its own president.

    The duties of canvasser are carried out by the two (2) members who are present, who accept these duties and who enjoy the greatest number of votes. The officers of the meeting appoint the secretary who may not be a shareholder.

    An attendance sheet is drawn up, in accordance with the law.

    The ordinary shareholders meeting can make valid resolutions only if the shareholders who are present or represented upon first convening notice hold at least one fourth of the voting shares. Upon second convening notice, it may take valid resolutions, no matter how many shareholders are present or represented.

    The resolutions of the ordinary shareholders meeting shall be carried out at the majority vote of the shareholders who are present or represented.

    The extraordinary shareholders meeting can make valid resolutions only if the shareholders who are present or represented upon first convening notice hold at least one third of the voting shares. Upon second convening notice, the extraordinary shareholders meeting can make valid resolutions only if the shareholders who are present or represented hold at least one fourth of the voting shares.

    The resolutions of the extraordinary shareholders meeting shall be taken at a two-third majority of the shareholders who are present or represented.

    The minutes of the meeting are drawn up and the copies or extracts thereof are validly certified by the president of the Board, a director carrying out the duties of a general manager or by the secretary of the assembly.

    Ordinary and Extraordinary assemblies shall carry out their respective powers under the conditions provided for by the law.

TITLE V

RESULTS OF THE COMPANY

ARTICLE 19—FINANCIAL YEAR

    Each financial year is of one (1) year beginning on January 1st and ending on December 31st.

ARTICLE 20—PROFIT—LEGAL RESERVE FUND

    Out of the profit of a financial year—reduced by prior losses, if any—an amount equal to at least five per cent (5%) thereof is first deducted in order to form the legal reserve fund provided by law. This deduction is no longer required when the legal reserve fund amounts to one tenth of the capital of the company.

    The distributable profit is the profit of a financial year, reduced by prior losses and by the funds injected into the reserves as the previous paragraph provides for, and increased by the profits carried forward.

ARTICLE 21—THE ALLOCATION AND THE DISTRIBUTION OF PROFITS

    If the accounts of the financial year, as approved by the ordinary shareholders meeting, show a distributable profit, as defined by the law, the ordinary shareholders meeting decides to allocate it either to one (1) or several reserve fund(s) for a use which it shall determine, or to carry it forward or to distribute it as dividends.

    The ordinary shareholders meeting may decide the distribution of amounts paid out of reserves which it may dispose of, and shall explicitly designate the reserves from which the payments were made. However, the dividends shall be set off by priority on the distributable profit of the financial year.

    The ordinary shareholders meeting shall determine the terms of payment of dividends; for want of such a determination, these terms shall be determined by the board of directors.

    However the payment of the dividends in cash shall take place within a maximum period of nine (9) months following the closing date of the financial year.

    The ordinary shareholders meeting may grant to each shareholder, for all or part of the distributed dividends, an option between payment in cash or in shares.

    In the same way, the ordinary shareholders meeting, deciding pursuant to the conditions set up in article 347 of the Company Act of July 24th, 1966 may grant to each shareholder an advance on dividends and—for all or part of the said advance—an option between payment of the advance in cash or in share.

    The offer of payment in shares, the price and conditions of issuance of these shares, as well as the request for payment in shares, the conditions of completion of the increase of capital share are governed by the law and regulations in force.

    When a balance sheet, which has been drawn up during or at the end of the financial year, and certified by the statutory auditor(s), shows that the company, since the closing of the previous financial year, after making the necessary depreciations and provisions and deducting the prior losses, if any, as well as the amounts which are to be allocated to the reserve fund provided for by the law or by the present statutes and taking into account the profits carrying forward, has made profits, interim dividends may be distributed prior to the approval of the accounts of the financial year; the board of directors may also determine their amount and the date when they should be distributed. The amount of such interim dividends cannot exceed the amount of the profits as defined in the present paragraph. In such a case, the Board of directors shall not be able to use the option described in the above mentioned paragraphs.

TITLE VI

DISSOLUTION—LIQUIDATION

ARTICLE 22—PREMATURE DISSOLUTION

    The Extraordinary shareholders meeting may, at any time, decide the early dissolution of the company.

ARTICLE 23—EQUITY INFERIOR TO HALF OF THE SHARE CAPITAL

    If—as a consequence of the losses showed by the company's accounts, the net assets (capitaux propres) of the company are reduced below one half of the capital of the company, the board of directors must, within four (4) months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether the company should be dissolved before its statutory term.

    If the dissolution is not declared, the capital must—at the latest at the closing of the second financial exercise following that which has showed the losses and subject to the legal provisions concerning the minimum capital of sociétés anonymes be reduced by an amount at least equal to the losses which could not be charged on reserves, if during that period the net assets have not been restored up to an amount at least equal to one half of the capital.

    For want of general assembly meeting (for instance if the assembly has not validly taken its resolutions) any person with an interest to do so may file a claim before a court for the dissolution of the company.

ARTICLE 24—CONSEQUENCES OF THE DISSOLUTION—LIQUIDATION

    The company is in liquidation at the time of its dissolution, whatever the reason. Its legal personality remains for the needs of the liquidation until it is closed.

    During the liquidation, the general assembly keeps the same powers as while the company existed.

    The shares remain negotiable until the liquidation is closed.

    The dissolution of the company has effects with respect to third people only from the date on which the dissolution is published in the Register of Commerce and Companies.

ARTICLE 25—APPOINTMENT OF LIQUIDATORS—POWERS

    Upon the expiration of the duration of the company or in case of early dissolution, a general shareholders meeting shall decide the terms and conditions of liquidation and appoint one (1) or several liquidator(s) whose powers shall be determined by the general meeting. The liquidator(s) will exercise his / her / their duties according to the law.

    The appointment of the liquidators puts an end to the office of the directors, president and general manager.

ARTICLE 26—LIQUIDATION—

    The net assets remaining after repayment of the face value of the shares are divided amongst the shareholders.

    Any excess shall be divided between all shares.

    The shareholders are convened at the end of the liquidation operations in order to approve the definitive balance, the full discharge of the liquidators and to record the closing of the liquidation

    The closing of the liquidation is published pursuant to the law.

TITLE VII

NOTICES

ARTICLE 27—NOTICES

    All notices required or permitted under these Memorandum and Articles of association shall be delivered by registered mail, return receipt requested, or by a process server; at the same time, a copy shall be sent to the addressee by ordinary mail.

QuickLinks

WAVECOM
TITLE I FORM—NAME—OBJECTS—REGISTERED OFFICE—DURATION
TITLE II CAPITAL AND SHARES
TITLE III MANAGEMENT OF THE COMPANY
TITLE IV SHAREHOLDERS MEETINGS
TITLE V RESULTS OF THE COMPANY
TITLE VI DISSOLUTION—LIQUIDATION
TITLE VII
NOTICES